Filed by Duke Energy Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Duke Energy Holding Corp.

Commission File No. 333-126318

October 18, 2005	CINERGY MEDIA CONTACT:	Steve Brash
	Phone:	513/287-2226

	DUKE ENERGY MEDIA CONTACT:	Peter Sheffield
	Phone:	980/373-4503
	24-Hour:	704/382-8333

Cinergy and Duke Energy file agreement

to resolve merger review in Kentucky

CINCINNATI – Cinergy and Duke Energy today filed with the Kentucky Public Service Commission (PSC) a proposal to resolve all issues related to the Commission’s review of the companies’ planned merger.

The agreement, which was reached with interested parties to the proceeding, including the Attorney General of Kentucky and the Kroger Company, has yet to be considered by the PSC. Key elements of the agreement include:

•

$7.6 million merger savings rate credit. Cinergy/ULH&P will credit to its gas and electric customers in Northern Kentucky a total of $7.6 million over a five-year period following the closing of the merger. Electric customers will receive a credit of $1.3 million and gas customers $183,000 in each of the five years.

•	Profit-sharing for off-system power sales. Cinergy/ULH&P will share profits from off-system sales; in 2006, the first $1.45 million of sales profits will be guaranteed to Cinergy/ULH&P customers.
•

Merger consistent with public interest. The agreement stipulates that the merger is consistent with the public interest, and the parties encourage the Commission to approve the planned combination. The parties also agree, and request the Commission to find, that the new Duke Energy is fit to own and operate ULH&P.

“This agreement demonstrates that the merger of Duke and Cinergy will have value for all of our stakeholders, including our customers in Northern Kentucky,” said Greg Ficke, president of The Union Light, Heat and Power Co., Cinergy’s Kentucky operating company. “The parties worked together constructively to complete this agreement for the Commission to consider.”

Also as part of the agreement, Cinergy/ULH&P provided a list of merger commitments designed to protect its customers from adverse impacts in retail customer service, customer satisfaction and reliability in achieving merger savings.

As noted in previous filings with the PSC, retail rates will not be impacted by the costs associated with the new Duke Energy acquiring Cinergy stock or any premium paid in the acquisition.

ULH&P serves approximately 145,000 customers in six Northern Kentucky counties and is an affiliate of Cinergy Corp. (NYSE:CIN), which has a balanced, integrated portfolio consisting of two core businesses: regulated operations and commercial businesses. Cinergy’s regulated public utilities in Ohio, Indiana, and Kentucky serve 1.5 million electric customers and about 500,000 gas customers. In addition, its Indiana regulated company owns 7,000 megawatts of generation. Cinergy’s competitive commercial businesses have 6,300 megawatts of generating capacity with a profitable balance of stable existing customer portfolios, new customer origination, marketing and trading, and industrial-site cogeneration. Cinergy’s integrated businesses make it a Midwest leader in providing both low-cost generation and reliable electric and gas service.

Duke Energy is a diversified energy company with a portfolio of natural gas and electric businesses, both regulated and unregulated, and an affiliated real estate company. Duke Energy supplies, delivers and processes energy for customers in the Americas. Headquartered in Charlotte, N.C., Duke Energy is a Fortune 500 company traded on the New York Stock Exchange under the symbol DUK. More information about the company is available on the Internet at: http://www.duke-energy.com.

Forward-Looking Statements

This document includes statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and restructuring transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke Energy and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the transaction may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business and/or competitive factors. Additional factors that may affect the future results of Duke Energy and Cinergy are set forth in their respective filings with the Securities and Exchange Commission ("SEC"), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke Energy and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Duke Energy Holding Corp. (Registration No. 333-126318), which includes a preliminary prospectus and a preliminary joint proxy statement of Duke Energy and Cinergy, and other materials have been filed with the SEC and are publicly available. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS WHEN IT BECOMES AVAILABLE AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DUKE ENERGY, CINERGY, DUKE ENERGY HOLDING CORP. AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the joint proxy statement-prospectus as well as other filed documents containing information about Duke Energy and Cinergy at http://www.sec.gov, the SEC’s Web site. Free copies of Duke Energy’s SEC filings are also available on Duke Energy’s Web site at http://www.duke-energy.com/investors/, and free copies of Cinergy’s SEC filings are also available on Cinergy’s Web site at http://www.cinergy.com.

Participants in the Solicitation

Duke Energy, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke Energy’s or Cinergy’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke Energy is included in its definitive proxy statement for its 2005 annual meeting filed with the SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 annual meeting filed with the SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.

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